
Mail Stop 4631

February 2, 2016

<u>Via E-mail</u>
Mr. Jon R. Moeller
Chief Financial Officer
Procter & Gamble Co.
One Procter & Gamble Plaza
Cincinnati, OH 45202

> **Re: Procter & Gamble Co.**
> **Form 10-K for Fiscal Year Ended June 30, 2015**
> **Filed August 7, 2015**
> **Response Letter Dated January 13, 2016**
> **File No. 1-434**

Dear Mr. Moeller:

We have reviewed your response and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter within ten business days by amending your filing, by providing the requested information, or by advising us when you will provide the requested response. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your filing and the information you provide in response to these comments, we may have additional comments.

Form 10-K for Fiscal Year Ended June 30, 2015

Management's Discussion and Analysis of Financial Condition and Results of Operations

Venezuela Impacts, page 29

1.   We note from your response to comment number two of our letter dated December 30, 2015 that you concluded that there are no material amounts to disclose. Please explain to us your consideration of ASC 810-10-50-4.b., regarding your exposure to loss as a result of involvement with the VIE. It appears that you will record cost of sales when goods are

imported to Venezuela and sales only when you receive cash from Venezuela. Accordingly, it appears that you would be exposed to losses when the cost of goods imported exceeds the cash received. In addition, tell us why qualitative and quantitative information about your involvement with the VIE and the nature, purpose, size and activities of the VIE pursuant to ASC 810-10-50-5.d. would not be material.

You may contact Kevin Stertzel at (202) 551-3723, if you have questions regarding comments on the financial statements and related matters. Please contact me at (202) 551-3768 with any other questions.

Sincerely,

/s/ W. John Cash

W. John Cash
Branch Chief
Office of Manufacturing and Construction